UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        Schedule 13D

        Under the Securities and Exchange Act of 1934
                     (Amendment No. 0 )



Name of Issuer: Chicago Bridge & Iron Co.

Title of Class of Securities: common

Cusip Number: N19808109

Name,  Address and Telephone Number of Person authorized  to
receive  notices and communications:   Kenneth  E.  Leopold,
Senior  Attorney, c/o Neuberger &Berman, 605  Third  Avenue,
NY, NY 10158

Date  of  Event   which requires Filing  of this  statement:
March 6, 1998

If  the  filing person has previously filed a  statement  on schedule 13g to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                        SCHEDULE 13 D

CUSIP NO. N19808109

1.Name of Reporting Person
   S.S. or IRS identification NO. of Above Person
     Marvin Schwartz
     SS # ###-##-####

2.Check the appropriate box if a member of a group* a b

3. Sec use only

4.Source of funds*
     P.F.O.O.

5.Check Box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)


6. Citizenship or place of organization
     U.S.A.

7. Sole Voting Power
     100,000

8.Shared voting power
     0

9.Sole dispositive power
     100,000

10. Shared dispositive power
     530,000

11.  Aggregate  amount beneficially owned by each  reporting person
     630,000
12.Check box if the aggregate amount in row 11 excludes certain shares*


13. Percent of class represented by amount in row 11.
     5.03%

14.Type of  reporting person*
          IN
ITEM 1 Security and Issuer

This statement related to the common stock (the "Shares") of Chicago Bridge & Iron Co. (the "Company"). The Address of the principal executive offices of the company is 1501 North
Division Street, Plainfield, IL 60544

ITEM 2 Identity and Background

A) The name of the individual filing this statement is Marvin Schwartz.

B)  The  address  of  Marvin Schwartz is:  c/o  Neuberger  &
Berman,  LLC, 605 Third Avenue, New York, New  York   10158-
3698.


C) Marvin Schwartz is a Principal of Neuberger & Berman, LLC ("N&B"), a limited liability company organized under the laws of the State of Delaware. N&B is a registered broker/dealer and registered investment advisor which conducts a general brokerage, dealer and investment advisory business. This filing is made by Mr. Schwartz individually and not in his capacity as Principal of N&B. The shares are held individually by Mr. Schwartz and others. The firm of N&B has no voting or dispositive power regarding these shares.

D)  During the last five years Marvin Schwartz has not  been
convicted  in  a  criminal  proceeding  (excluding   traffic
violations or similar misdemeanors).

E) During the last five years Marvin Schwartz has not been a party to a civil proceeding as a result of which he is subject to judgement, decree or order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

F) Marvin Schwartz is a United States citizen.


ITEM 3  Source and Amounts of Funds

Marvin Schwartz owns 100,000 shares for his personal account. The 100,000 Shares owned by Marvin Schwartz are held in "street name" and are part of his cash account at Neuberger & Berman, LLC. The Shares were acquired in several open market transactions, purchased between November 7, 1997 and March 6, 1998, for a total purchase cost of $1,453,137., including transaction charges. Those Shares acquired were purchased with his personal funds.

In  addition, Marvin Schwartz now beneficially owns  530,000 shares as follows:

530,000 shares are held in street name as a part of several accounts for the benefit of Marvin Schwartz's family. Marvin Schwartz is a beneficial owner of these 530,000 shares based on his discretionary and shared dispositive power over these accounts.

ITEM 4 Purpose of Transaction

Marvin   Schwartz   purchased  the  shares  for   investment
purposes only.

He does not have any plans or proposals which relate to or would result in any of the activities or matters referred to in paragraphs (a) through (j), inclusive of item 4 of
Schedule 13D.

ITEM 5 Interest in Securities of the Issuer

A) Marvin Schwartz is the beneficial owner of 630,000 shares which represents 5.03% of the 12,517,552 shares outstanding.

B) Marvin Schwartz has the sole power to dispose of 100,000 shares and has shared dispositive power with regard to 530,000 shares. Marvin Schwartz has sole voting power with regard to 100,000 shares and has shared voting power with regard to 0 shares.

C) During the 60 days surrounding the event triggering this filing, Marvin Schwartz effected 15 open market transactions in the shares. The trade dates and prices are noted below:

     Trade Date     B/S  Shares         Price
     2/18/98        B    15,000         14.5
     2/19/98        B    86,667         13.2697
     2/19/98        B    86,666         13.2697
     2/19/98        B    86,667         13.2697
     2/26/98        B    10,000         13.8
     2/26/98        B    10,000         13.8
     2/26/98        B    10,000         13.8
     3/6/98         B    70,000         14.0663
     3/6/98         B    50,000         14.0663
     3/6/98         B    50,000         14.0663
     3/6/98         B    30,000         14.0663
     3/6/98         B    30,000         14.0663
     3/6/98         B    30,000         14.0663
     3/6/98         B    25,000         14.0663
     3/6/98         B    25,000         14.0663


ITEM 6 Contracts, Agreements, Understandings or Relationship with Respect to
Securities of Issuer

There are no agreements, contracts or understandings of any kind between Marvin Schwartz and any other person with regard to the shares or the issuer.

ITEM 7 Material to be filed as Exhibits

There are no materials to be filed as exhibits.

Signatures

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:
                                   Marvin Schwartz